VIA EDGAR	767 Fifth Avenue New York, NY 10153-0119 +1 212 310 8000 tel +1 212 310 8007 fax

Sachin Kohli Sachin.Kohli@weil.com +1 212 310 8294

May 27, 2021

Division of Corporation Finance

Office of Trade & Services

Attn: Lilyanna Peyser, Special Counsel

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-7010

Re:	Alight, Inc.

Amendment No. 1 to Registration Statement on Form S-4

Filed April 29, 2021

File No. 333-254801

Dear Ms. Peyser:

On behalf of Alight, Inc. (“Alight” or the “Company”), please find below responses to the comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated May 24, 2021 (the “Comment Letter”) with regard to Amendment No. 1 to Registration Statement on Form S-4 (File No. 333-254801) filed by the Company on April 29, 2021 (together with the exhibits thereto, the “Registration Statement”). In addition, the Company is filing concurrently with this letter Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which includes revisions made to the Registration Statement in response to the Staff’s comments as well as additional changes required to update the disclosure contained in the Registration Statement.

For the convenience of the Staff’s review, each of the headings and numbered paragraphs below corresponds to the headings and numbered comments in the Comment Letter. All references to page numbers and captions in the responses below correspond to the page numbers and corresponding captions in Amendment No. 2. Terms used and not defined herein have the meanings given to such terms in Amendment No. 2.

May 27, 2021

Amendment No. 1 to Registration Statement on Form S-4 filed, April 29, 2021

Frequently Used Terms

Continuing Member Contributors, page 7

1.	Please amend your disclosure in this section to include a brief description of the “Blocker Pre-Closing Organization.”

In response to the Staff’s comment, the Company has revised the disclosure on page 3 of Amendment No. 2.

2.

Please clarify whether and to what extent the “Blackstone Investors” and the Blackstone entities described in “Continuing Member Contributors” are the same entities. Also, where you disclose on page 119 that “each of the Continuing Member Contributors, will initially receive, in addition to any Alight Holdings Units that are not subject to the Continuing Member Contribution, a number of Class A Units that are equivalent to each such Continuing Member Contributor’s respective allocation of the shares of Company Class A common stock to be issued as consideration (which the Continuing Member Contributors will receive in exchange for such Class A Units in the Continuing Member Contribution),” please provide an estimate of the number of Class A company shares the Continuing Member Contributors will receive as consideration.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that each of the Blackstone entities described in the definition of “Continuing Member Contributors” in the Registration Statement are “Blackstone Investors”. In addition to the Blackstone entities included in the definition of “Continuing Member Contributors”, the Blackstone Investors will include one additional entity affiliated with Blackstone, which will be formed in connection with Blackstone’s Blocker Pre-Closing Reorganization. The Company has revised the disclosure on page 7 of Amendment No. 2 to clarify that each of the Blackstone entities that is a “Continuing Member Contributor” is a “Blackstone Investor”.

The Company has also revised the disclosure on page 120 of Amendment No. 2 to include the number of shares of Company Class A common stock that the Continuing Member Contributors will receive in connection with the Continuing Member Contribution.

The Business Combination Agreement

Representations and Warranties, page 125

3.

We note your disclosure that “[i]n the Business Combination Agreement, the Tempo Blockers made (or, in the case of Tempo Blocker 4, will make upon its joinder to the Business Combination Agreement) certain customary representations and warranties, severally, and not jointly, to FTAC.” You also disclose on page 134 that the business combination agreement could be terminated “by FTAC if the Tempo Blocker Written Consents (other than the consent in respect of Tempo Blocker 4, which is subject to its formation and joinder to the Business Combination Agreement) and the Tempo Written Consents are not delivered to FTAC within twenty-four hours following the registration statement on Form S-4.” Please amend your disclosure to clarify whether the joinder of Tempo Blocker 4 is a condition to closing of the business combination, and the consequences if the formation, joinder, and consent of Tempo Blocker 4 do not occur.

In response to the Staff’s comment, the Company has revised the disclosure on pages 123, 133 and 134 of Amendment No. 2.

May 27, 2021

Background of the Business Combination, page 145

We note your amended disclosure that, on April 29, 2021, the parties entered into an amended and restated business combination agreement that reflects “modifications to certain of the restructuring steps expected to be undertaken prior to closing by affiliates of New Mountain as part of the Blocker Pre-Closing Organization, and (ii) include the Continuing Member Contribution.” Please amend your disclosure in this section to briefly describe the certain restructuring steps. Please also amend your disclosure to describe the purpose of the restructuring steps and Continuing Member Contribution.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 155 and 156 of Amendment No. 2.

[Remainder of page intentionally left blank.]

May 27, 2021

If you have any questions or would like to discuss any of the responses, please do not hesitate to call Michael Aiello at (212) 310-8552 or me at (212) 310-8294.

Sincerely,

/s/ Sachin Kohli
Sachin Kohli

cc:	Scott Stringer

    Staff Accountant

    SEC

    Joel Parker

    Staff Accountant

    SEC

    Katherine Bagley

    Staff Attorney

    SEC

    Lilyanna Peyser

    Special Counsel

    SEC

    Richard Massey

    Chief Executive Officer

    Alight, Inc.

    Michael Aiello

    Weil, Gotshal & Manges LLP